Mail Stop 6010   September 5, 2008

Mr. Monte B. Tobin
Chief Executive Officer
Mach One Corporation
6430 Congress Drive
West Bend, Wisconsin 53095

          Re: Mach One Corporation
                 Registration Statement on Form S-1
                 Amendment no. 8 filed August 29, 2008
                 File No. 333-146744

Dear Mr. Tobin:

          We have reviewed your filing and have the following comments. Where
indicated, we think you should revise your document in response to these comments. If
you disagree, we will consider your explanation as to why our comment is inapplicable or
a revision is unnecessary. Please be as detailed as necessary in your explanation. In
some of our comments, we may ask you to provide us with information so we may better
understand your disclosure. After reviewing this information, we may raise additional
comments.

          Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM S-1

Management's Discussion and Analysis

Overview, page 26

1. Please revise your reference to consolidated operating losses to reference
    consolidated net losses. Also, please revise Note 11 on page 47.

Consolidated Balance Sheets, page 33

2. Your subtotal for current assets as of December 31, 2006 does not agree with the sum of the line items shown. Please revise.

Consolidated Statement of Operations, page 34

3. On page 26 you disclose that amortization expense increased due to the acquisition of the BioQual equipment in 2006. Please explain to us why this was not included in the depreciation expense line item for the period ended June 30, 2007. It appears as though the activity has all been included in the depreciation expense line item for the year ended December 31, 2007.

Note 5 – Notes Payable, page 43

4. Please explain why $340,000 of Note #2 is classified as current as of June 30, 2008 since it is due April 2012.

Note 7 – Stockholders' Equity (Deficit), page 55

5. Please revise the disclosure for the May 2007 and November 2007 conversions to clarify that the beneficial interest expenses were expensed at the time of commitment in December 2006 similar to your revisions on page 45.

Exhibit 10.14

6. We note your response to comment 10 and reissue the comment. We could not locate exhibits A and B at the end of the agreement as you suggested. As previously requested, please file the entire document, including exhibits A and B referred to in the employment agreement.

Exhibit 15.1

7. Please revise the wording of the letter to reference the report dated August 27, 2008 rather than the report dated August 28, 2008.

Exhibit 23.2

8. Please revise the wording of the consent to reference the review report dated August 27, 2008 rather than the review report dated August 28, 2008.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Once all outstanding comments have been resolved, we will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Vanessa Robertson at (202) 551-3649 or Mary Mast at (202) 551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact John Krug at (202) 551-3862, or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Steven M. Grubner, Esq.
       6430 Congress Drive
       West Bend, Wisconsin 53095